Exhibit 99.1

Jaguar Mining Reports Third Quarter 2012 Financial Results, Sees Further Cash Cost Improvement

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Nov. 12, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today reported a net loss of $21.6 million or $0.26 per fully diluted share for the quarter ended September 30, 2012.  This result compares to a net loss of $51.3 million or $0.61 per fully diluted share in the third quarter of 2011. The third quarter 2012 result includes a $4.7 million unrealized non-cash loss on the conversion option embedded in convertible debt (see note 1).  Excluding this non-operating item, Jaguar's third quarter result was a net loss of $16.9 million or $0.20 per fully diluted share.

For the nine month period ended September 30, 2012, Jaguar reported a net loss of $35.2 million or $0.42 per fully diluted share.  This compares to a net loss of $32.0 million or $0.38 per fully diluted share in the nine month period ended September 30, 2011.

Jaguar sold 23,307 ounces of gold at an average realized price of $1,648 per ounce in the three months ended September 30, 2012 compared to 41,390 ounces of gold at an average realized price of $1,692 per ounce in the three months ended September 30, 2011.  Average cash operating cost per ounce was $963 in the third quarter 2012 compared to $1,162 in the second quarter 2012 and $886 in the third quarter 2011.  Cash operating margin was $685 per ounce in the third quarter 2012 compared to $446 per ounce in the second quarter 2012 and $806 per ounce in the third quarter 2011.  The decrease in the Company's average cash operating cost per ounce during the third quarter 2012 as compared to the second quarter 2012 was attributable to Jaguar's on-going cost reduction program which included placing the Paciência operation on care and maintenance beginning in May 2012, reduced headcount at the mining operations and continued focus on reducing dilution and improving productivity.  The increase in average cash operating cost per ounce as compared to the third quarter of 2011 was largely attributable to lower total production which resulted in higher fixed cost absorption, together with the lower feed grade at Turmalina that increased the cost by $357 per ounce.  These were partially offset by the positive impact of changes in the exchange rate that reduced the cash operating cost by $180 per ounce and lower costs for labor and equipment maintenance that reduced the cash operating cost by $104 per ounce.

Commenting on the Company's results and operations, David Petroff, Jaguar's President and CEO stated, "We are continuing to see positive results from our cost reduction program.  Our consolidated average cash cost per ounce improved by 17% compared to the second quarter and is down over 24% since the first quarter when we initiated the program."

"We have adopted a new ground support system which is having the desired effect of making our mines safer and lowering dilution," Petroff continued.  "The introduction of these new standards lengthened the mining cycle time and caused congestion at Turmalina.  We expect our productivity will improve as our crews become more familiar with the new approach to ground support, as development at Turmalina advances, and when we acquire more suitable rock bolting equipment."

Summary of Key Operating Results - Consolidated

	Three months ended Sept 30		Nine months ended Sept 30
(unaudited)	2012	2011	2012	2011

($ in 000s, except per share amounts)
Gold sales	$38,412	$70,041	$135,919	$185,739
Ounces sold	23,307	41,390	82,378	121,368
Average sales price $ / ounce	1,648	1,692	1,650	1,530
Gross profit (loss)	5,522	17,716	(3,200)	41,536
Net loss	(21,625)	(51,272)	(35,166)	(31,962)
Basic loss per share	(0.26)	(0.61)	(0.42)	(0.38)
Diluted loss per share	(0.26)	(0.61)	(0.42)	(0.38)
Weighted avg. # of shares outstanding - basic	84,409,648	84,388,909	84,409,648	84,378,791
Weighted avg. # of shares outstanding - diluted	84,409,648	84,388,909	84,409,648	84,378,791

Key Operating Statistics - By Operation

Three Months Ended September 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	115	2.70	89%	9,186	$ 79.60	$ 991
Paciência	-	-	-	-	-	-
Caeté	170	3.24	88%	13,840	76.70	945
Total	285	3.03	88%	23,026	$ 77.80	$ 963

Three Months Ended September 30, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	179	3.11	89%	16,204	$ 80.50	$ 906
Paciência	119	2.60	91%	8,572	73.00	929
Caeté	171	3.24	88%	15,885	78.10	841
Total	469	3.03	89%	40,661	$ 77.70	$ 886

Nine Months Ended September 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	427	2.32	90%	29,635	$ 79.50	$ 1,157
Paciência	170	2.15	90%	9,987	92.30	1,536
Caeté	485	3.12	89%	41,526	84.10	1,006
Total	1,082	2.66	89%	81,148	$ 83.60	$ 1,126

Nine Months Ended September 30, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	474	3.43	90%	47,931	$ 77.00	$ 821
Paciência	352	3.07	92%	32,949	65.00	683
Caeté	498	2.99	87%	41,487	72.80	879
Total	1,324	3.17	90%	122,367	$ 72.20	$ 804

Turmalina

During the quarter ended September 30, 2012, Turmalina produced 9,186 ounces of gold at a cash operating cost of $991 per ounce.  This compared to 16,204 ounces at a cash operating cost of $906 per ounce during the quarter ended September 30, 2011 and 10,435 ounces at a cash operating cost of $1,125 per ounce in the quarter ended June 30, 2012.

The increase in Turmalina's cash operating cost during the quarter as compared to the same period last year was mainly attributable to lower production and lower feed grade that increased the cost by $276 per ounce, partially offset by the positive impact of exchange rates which reduced the cash operating cost by $176 per ounce. The 12% decrease in cash operating cost per ounce as compared to the second quarter of 2012 is the result of the implementation of the cost reduction program announced during the second quarter 2012.

Production was lower quarter over quarter due to instability of the hanging and footwalls created by excessively large and inadequately supported excavations in the ore horizon leading to poor ground conditions together with congestion of mining operations in the wider zone of Turmalina's Ore Body A.  These issues are being addressed by a new ground control methodology and more emphasis on development.  However, during the transition to the new ground control methodology, installation of roof support and ground control measures is taking additional time to complete.  As a result of the extended mining cycle times, together with the shift in emphasis to development, production is not expected to increase immediately.

Caeté

During the quarter ended September 30, 2012, Caeté produced 13,840 ounces of gold at a cash operating cost of $945 per ounce.  This compared to 15,885 ounces at a cash operating cost of $841 per ounce during the quarter ended September 30, 2011 and 13,804 ounces at a cash operating cost of $953 per ounce in the quarter ended June 30, 2012.

The increase in Caeté's cash operating cost during the quarter as compared to the same period last year was attributable to higher expenses for internal services, mining services and mining materials that increased the cash operating cost by $275, partially offset by the positive impact of changing exchange rates that reduced the cash operating cost by $165 per ounce.

Paciência

The Paciência operation continued on care and maintenance during the quarter ended September 30, 2012.

2012 Estimated Production and Cash Operating Cost

Based on the operating results for the first three quarters of the year and the continuing implementation of the Restructuring and Turnaround Plan, Jaguar is revising its outlook for both production and cash operating costs in 2012.

The Company now expects 2012 gold production in the range of 100,000 to 110,000 ounces.  On this new volume, cash operating costs are expected to be in the range of $1,050 to $1,150 per ounce (based on an assumed exchange rate of R$2.0 per US$).

The Company is in the process of reevaluating its production and cost targets for 2013.

Conference Call Details

Jaguar will hold a conference call to discuss the third quarter results and operations on Tuesday, November 13, 2012 at 10:00 a.m. ET.  The call can be accessed via telephone or webcast.

Live teleconference access:

US Dial In (Toll Free):	1-866-524-3160
International Dial In:	1-412-317-6760
Live audio webcast:	www.jaguarmining.com

Replay:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Conference Number:	10020886

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar also has the Gurupi Project in Northern Brazil in the state of Maranhão and additional mineral resources at its approximate 210,000-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's 2012 estimated gold production and cash operating cost.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Note: As required by applicable Canadian rules, effective the first quarter of 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS").

Additional details will be available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the period ended September 30, 2012.

The following tables contain unaudited information for the quarter and nine month period ended September 30, 2012.  The data presented are subject to final adjustment, but are believed to be materially accurate. Jaguar's financial statements for the period ended September 30, 2012, are expected to be filed on SEDAR and EDGAR on November 12, 2012.  Readers should refer to those filings for the final financial statements and the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(Unaudited)
	September 30, 2012	December 31, 2011

Assets
Current assets:
Cash and cash equivalents	$19,991	$74,475
Inventory	26,729	34,060
Prepaid expenses and sundry assets	21,854	25,541
Derivatives	90	-
	68,664	134,076

Prepaid expenses and sundry assets	54,735	48,068
Restricted cash	409	909
Property, plant and equipment	350,136	388,675
Mineral exploration projects	94,218	88,938

	$568,162	$660,666

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$31,892	$34,922
Notes payable	28,541	22,517
Income taxes payable	17,993	18,953
Reclamation provisions	3,985	2,082
Other provisions	5,148	4,347
Deferred compensation liabilities	88	2,953
Other liabilities	-	1,475
	87,647	87,249

Notes payable	237,117	228,938
Option component of convertible notes	12,920	79,931
Deferred income taxes	10,868	8,635
Reclamation provisions	15,968	15,495
Deferred compensation liabilities	574	2,270
Other liabilities	106	339
Total liabilities	365,200	422,857

Shareholders' equity:
Share capital	370,043	370,043
Stock options	9,163	14,207
Contributed surplus	8,777	3,414
Deficit	(185,021)	(149,855)
Total equity attributable to equity shareholders of the Company	202,962	237,809

	$568,162	$660,666

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011

Gold sales	$38,412	$70,041	$135,919	$185,739
Production costs	(25,183)	(40,602)	(107,833)	(110,494)
Stock-based compensation	100	(189)	443	(212)
Depletion and amortization	(7,807)	(11,534)	(31,729)	(33,497)
Gross profit (loss)	5,522	17,716	(3,200)	41,536

Operating expenses:
Exploration	730	230	801	1,281
Paciência	3,126	-	3,126	-
Stock-based compensation	427	3,818	(1,868)	734
Administration	5,885	6,044	14,831	16,718
Management fees	-	165	-	690
Amortization	297	316	878	986
Other	795	438	1,786	1,509
Total operating expenses	11,260	11,011	19,554	21,918

Income (loss) before the following	(5,738)	6,705	(22,754)	19,618

(Gain) loss on derivatives	(16)	1,219	(130)	805
(Gain) loss on conversion option
embedded in convertible debt	4,741	27,260	(67,011)	19,420
Foreign exchange loss	734	18,559	5,245	8,944
Accretion expense	527	648	1,660	1,842
Interest expense	7,177	7,203	21,377	19,960
Interest income	(617)	(2,854)	(3,039)	(7,186)
(Gain) loss on disposition of property	197	(595)	(171)	(1,593)
Impairment of Paciência property	-	-	47,692	-
Other non-operating expenses (income)	2,439	(30)	2,973	(349)
Total other expenses	15,182	51,410	8,596	41,843

Loss before income taxes	(20,920)	(44,705)	(31,350)	(22,225)
Income taxes
Current income taxes	303	979	924	2,911
Deferred income taxes	402	5,588	2,892	6,826
Total income taxes	705	6,567	3,816	9,737

Net loss and comprehensive loss for the period	$(21,625)	$(51,272)	$(35,166)	$(31,962)

Basic and diluted loss per share	$(0.26)	$(0.61)	$(0.42)	$(0.38)

Weighted average number of
common shares outstanding - basic	84,409,648	84,388,909	84,409,648	84,378,791
Weighted average number of
common shares outstanding - diluted	84,409,648	84,388,909	84,409,648	84,378,791

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(Unaudited)
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011

Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the period	$(21,625)	$(51,272)	$(35,166)	$(31,962)
Adjustments to reconcile net earnings to net cash
provided from (used in) operating activities:
Unrealized foreign exchange (gain) loss	(1,981)	23,151	(3,715)	16,402
Stock-based compensation expense (recovered)	327	4,007	(2,311)	946
Interest expense	7,177	7,203	21,377	19,960
Accretion of interest income	-	-	-	(188)
Accretion expense	527	648	1,660	1,842
Income taxes recovered	-	(36)	-	(140)
Deferred income taxes	402	5,588	2,892	6,826
Depletion and amortization	8,104	11,850	32,607	34,483
Provision and loss on disposition of PPE	2,586	-	3,133	-
Write-down of Paciência inventory	-	-	2,394	-
Impairment of Paciência property	-	-	47,692	-
Unrealized (gain) loss on derivatives	23	1,090	(90)	1,061
Unrealized (gain) loss on option
component of convertible note	4,741	27,260	(67,011)	19,420
Reclamation expenditures	(73)	(73)	(186)	(99)
	208	29,416	3,276	68,551
Change in non-cash operating working capital:
Inventory	1,854	388	5,586	1,321
Prepaid expenses and sundry assets	(3,447)	(82)	(10,595)	(7,559)
Accounts payable and accrued liabilities	(1,732)	1,297	(3,973)	6,678
Income taxes payable	364	(785)	(961)	2,540
Deferred compensation liability	(36)	(255)	(2,304)	(501)
Other provisions	189	-	802	-
	(2,600)	29,979	(8,169)	71,030
Financing activities:
Issuance of common shares	-	164	-	164
Decrease in restricted cash	500	-	499	-
Repayment of debt	(7,196)	(7,115)	(9,415)	(15,049)
Increase in debt	6,200	6,000	13,200	105,313
Interest paid	(3,229)	(4,387)	(10,223)	(9,002)
Other liabilities	1	333	(1,707)	278
	(3,724)	(5,005)	(7,646)	81,704
Investing activities:
Mineral exploration projects	(973)	(5,062)	(7,935)	(9,674)
Purchase of property, plant and equipment	(6,781)	(28,820)	(37,795)	(70,420)
Proceeds from disposition of property	187	-	869	-
	(7,567)	(33,882)	(44,861)	(80,094)
Effect of foreign exchange on non-U.S. dollar
denominated cash and cash equivalents	1,938	(14,767)	6,192	(10,138)
Increase (decrease) in cash and cash equivalents	(11,953)	(23,675)	(54,484)	62,502
Cash and cash equivalents, beginning of period	31,944	125,400	74,475	39,223
Cash and cash equivalents, end of period	$19,991	$101,725	$19,991	$101,725

Note 1 - Fair Valuation of Derivative Financial Instruments - Option Component of Convertible Notes

IFRS requires that derivative financial instruments be valued on a periodic basis. The option components of the Company's convertible notes are considered derivative financial instruments and are fair valued using the Crank - Nicolson valuation model using inputs, such as volatility and credit spread.

The carrying amount of the option components of the convertible notes was $12.9 million at September 30, 2012 (December 31, 2011 - $79.9 million). The change in fair value of $4.7 million (a loss) and $67.0 million (a gain) for the three and nine month periods ended September 30, 2012, respectively, is shown as a (gain) loss on conversion option embedded in convertible debt in the Statements of Operations and Comprehensive Income (three and nine month periods ended September 30, 2011 - $27.3 million loss and $19.4 million loss, respectively).

Non IFRS Reconciliations

Summary of Cash Operating Cost per Ounce of Gold Produced
	Three months ended	Nine Months ended
	September 30, 2012	September 30, 2012
Production costs per statement of operations	$22,417,000	$93,801,000
Change in inventory	(234,874)	(2,421,287)
Operational cost of gold produced	22,182,126	91,379,713
divided by
Gold produced (oz)	23,026	81,146
equals
Cost per oz of gold produced	$963	$1,126

Cash Operating Margin Per Ounce of Gold
	Three months ended Sep 30		Nine months ended Sep 30
	2012	2011	2012	2011
Average sales price per oz of gold	$1,648	$1,692	$1,650	$1,530
less
Cash operating cost per oz of gold produced	963	886	1,126	804
equals
Cash operating margin per oz of gold	$685	$806	$524	$726

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 17:27e 12-NOV-12